March 8, 2019

Brett Soloway
Executive Vice President, General Counsel and Corporate Secretary
Cushman & Wakefield plc
125 Old Broad Street
London, United Kingdom, EC2N 1AR

       Re: Cushman & Wakefield plc
           Draft Registration Statement on Form S-1
           Submitted March 1, 2019
           CIK No. 0001628369

Dear Mr. Soloway:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann at 202-551-3207 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate and
                                                             Commodities